Exhibit 99.1

Yalla Group Announces Board Changes

DUBAI, UAE, August 1, 2022 /PRNewswire/ -- Yalla Group Limited (Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced that following a rigorous selection process, Mr. Mohamed Al Ghanim has been appointed as an independent director to the Company’s board of directors (the “Board”). Mr. Al Ghanim will also serve as a member of the Nominating and Corporate Governance Committee.

Upon Mr. Al Ghanim’s appointment, the Board accepted Mr. Osman Sultan’s resignation. Mr. Osman Sultan resigned from the Board as an independent director and a member of the Nominating and Corporate Governance Committee to focus on his other professional obligations.

“It has been a real privilege to work with all the great minds at Yalla,” said Mr. Sultan. “I genuinely believe that with its unparalleled localization capabilities, cutting-edge technologies and thought leadership, Yalla will build on its success and achieve an even greater presence in the MENA market.”

“Osman’s in-depth knowledge of the telecommunications industry and his extensive leadership experience have been valuable for the Company to successfully navigate through the challenges to achieve its tremendous growth momentum over the past two years,” said Tao Yang, Chairman of the Board and Chief Executive Officer. “On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to Osman for his service to the Board and his contributions to the Company. We wish him every success in the future.”

Mr. Al Ghanim is a renowned telecommunications expert with an extensive regulatory background. He is the founder and ex-director general of the UAE Telecommunications and Digital Government Regulatory Authority (the “TDRA”). From 2004 to 2018, Mr. Al Ghanim led the TDRA to successfully design and implement a regulatory framework for the sector. He also improved UAE’s global competitiveness in the telecom sector by promoting technical skills and national human capital. In addition to his work at the TDRA, Mr. Al Ghanim has held noteworthy positions across the industry including Vice-Chairman of the UAE Information and Communications Technology Fund from 2006 to 2009, Chairman of the UAE Institute for Advanced Science and Technology from 2006 to 2009, and Board member of National Media Council from 2008 to 2010. Mr. Al Ghanim received a B.A. in Engineering with excellence and honors from Khalifa University in 1994. Currently, he serves as a Senior Partner in Alpha Alliance Consultancy Company, a Board Member of Flash Entertainment, and a Member of the Audit Committee of Abu Dhabi Motorsports Management.

“We are extremely pleased to welcome Mr. Al Ghanim to our Board. As an expert making significant contributions to both the academic and professional field, there is no doubt that Mr. Al Ghanim is going to bring unique and valuable perspectives to Yalla,” Tao Yang continued. “We are excited to have Mr. Al Ghanim join our team as the Company continues to unlock its unlimited potential.”

“Yalla has the products, technology and people required to build the most popular online social networking and entertainment destination in the MENA region. I am honored to take on this role on Yalla’s board and be part of the Company’s journey forward,” said Mr. Al Ghanim.

About Yalla Group Limited

Yalla Group Limited is the largest voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company has expanded its content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and entertainment needs. The ecosystem includes YallaChat, an IM product tailored for Arabic users; Waha, a social networking product designed for the metaverse; and games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in the region. Yalla is also actively exploring outside of MENA, having launched Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with its users. In addition, through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core game distribution in the MENA region, leveraging its local expertise to bring exciting new content to its users.

For more information, please visit: https://ir.yallagroup.com.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao – IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited